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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BACK YARD BURGERS, INC.

Full Name of Registrant
Not Applicable

Former Name if Applicable
1657 N. Shelby Oaks Drive, Suite 105

Address of Principal Executive Office (Street and Number)
Memphis, Tennessee 38134-7401

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Back Yard Burgers, Inc. (the “Company”) recently completed a review of its historical stock option grant practices and, on March 30, 2007, filed with the Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”) which included appropriated financial statement adjustments resulting from its review. Due to the time required to finalize this review, record the appropriate financial statement adjustments and complete its Form 10-Q, the Company was not able to complete its Form 10-K for the fiscal year ended December 30, 2006 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company expects to file the Form 10-K as soon as practicable, and in any event within the fifteen calendar days provided by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael G. Webb	901	367-0888 Ext. 1226
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting revenues of approximately $44.7 million for the year ended December 30, 2006, compared with approximately $41.0 million for the year ended December 31, 2005. The Company also anticipates reporting earnings of $876,000, or $0.17 per diluted share for the year ended December 30, 2006, compared with a loss of $44,000, or $0.01 per diluted share for the year ended December 31, 2005. The increase in earnings in fiscal year 2006 is attributable primarily due to one time charges included in fiscal year 2005. Fiscal year 2005 included a $358,000 (net of $153,000 tax benefit) charge relating to the extension of the exercise date of certain stock options upon the resignation of an officer/director in fiscal year 2005 as well as a $600,000 (net of a $386,000 tax benefit) impairment charge under FAS No. 144 relating to three Company-operated stores.

Back Yard Burgers, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2007	By	/s/ Michael G. Webb

Michael G. Webb
Chief Financial Officer (principal financial and accounting officer)